

September 30, 2013

<u>Via E-mail</u>
Bonnie H. Anderson
President and Chief Executive Officer
Veracyte, Inc.
7000 Shoreline Court, Suite 250
South San Francisco, California 94080

> **Re: Veracyte, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 20, 2013**
> **File No. 333-191282**

Dear Ms. Anderson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary, page 1</u>

1.   Please expand your disclosure to address the following:

- It is unclear how you determined that molecular diagnostic solutions represent a $4.0 billion opportunity. Please provide further clarification of your statements that your conclusions were based on primary research with participants in the industry.

- Address how you concluded that Afirma GEC is sufficiently robust to reduce diagnostic surgery on patients with cytology indeterminate results by 90% given the report cited by you appears to make this claim only where the result has been reclassified as benign, rather than for all cases of cytology indeterminate results. We note that only 93 of 180 nonmalignant samples were correctly identified as benign by the gene-expression classifier, yielding a specificity of 52%.

In addition, please provide clear disclosure in the prospectus of the basis for these and other statements, citing the source(s) of the information, where available.

2.   We reissue comment seven from our letter dated September 9, 2013. Please update the disclosure throughout the prospectus as of the most recent practicable date. For instance, we note the amount of common stock outstanding is as of June 30, 2013.

Information Regarding Forward-Looking Statements, page 32

3.   We note that you state that you "have not independently verified the third party data **…** and believe it to be reasonable." Please remove that statement. In addition, as previously requested, please add clear disclosure that the company is responsible for all of the disclosure included in the prospectus.

Use of Proceeds, page 33

4.   We note the allocation to working capital and general corporate purposes. Please clarify whether any of these proceeds may be used to pay compensation to officers and/or directors. If so, add a separate line to the table to reflect such compensation.

5.   We note the disclosure in this section, the summary, and risk factors section regarding the broad discretion of management in using the net proceeds from the offering and the disclosure regarding the potential allocation of proceeds to acquisitions. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use are indicated. See Instruction 7 to item 504 of Regulation S-K. Please revise the disclosure in this section accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Performance

How we recognize revenue, page 50

6.   We note your response to prior comment 13. However, considering the significant percentage of revenues you recognize upon cash collection, it appears to us disclosures of amounts billed for tests where services have been performed and results have been delivered is an important element that would enhance investors' understanding of your business, performance and potential future revenues. Accordingly, revise your filing to disclose (i) the estimated future revenue not yet recognized for tests where results have been delivered, but no revenues have been recognized because collection was not

reasonably assured at each of the balance sheet dates (ii) the period and the amount such estimated revenue was subsequently recognized and (iii) that some of these amounts may never be collected.

Liquidity and Capital Resources, page 56

7. It is not sufficient to indicate merely the length of time that your resources will be adequate to meet your cash requirements. Refer to Securities Act Release No. 33-8350, Section IV. Your disclosure should provide a clear picture of your ability to generate cash and to meet existing and known or reasonably likely future cash requirements. Please expand your discussion accordingly. In addition, discuss in greater detail the circumstances that may result in a change in the length of time the company has sufficient resources to meet its cash requirements.

Description of Business, page 60

8. We reissue comment 17 from our letter dated September 9, 2013. Please provide a description of your plan of operations for the remainder of the fiscal year and the first six months of the next fiscal year, including the anticipated research and development to be performed during this time period. Provide clear disclosure in the business section as to the time period for each specific element of the plan of operations and discuss the costs associated with the various plans. Provide a more detailed discussion of the use of proceeds and how such funds will satisfy your cash operations for the period disclosed. In addition, discuss any anticipated material changes in the number of employees. The disclosure you reference in your response focuses on the adequacy of the office space, not the number of employees.

Physicians, page 66

9. We note the reference to the third party who prepared the market research study. Please identify the third party and file their consent as an exhibit.

Preferred Stock, page 110

10. Please clarify when the conversion of the preferred stock will occur. The current disclosure says as of August 30, 2013 but then goes on to state this is upon the closing of the offering. To the extent this has not already occurred, revise to provide clear disclosure throughout the prospectus of the concurrent conversion transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Raj Rajan, Senior Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc (via e-mail): Gabriela Lombardi, Esq.